SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549



                        SCHEDULE 13D

          Under the Securities Exchange Act of 1934

                      (Amendment No. 2)

              Sun Television & Appliances, Inc.

                      (Name of Issuer)

                Common Stock, $.01 par value

               (Title of Class of Securities)

                         866881-10-5

                       (CUSIP Number)

                      Peter R. Kellogg
                 c/o Spear, Leeds & Kellogg
           120 Broadway, New York, New York 10271
                       (212) 433-7000

        (Name, address and telephone number of person authorized to receive notices and communications)


                      September 4, 1997

   (Date of event which requires filing of this statement)





              (Continued on following page(s))

                      Page 1 of 6 Pages

Cusip No. 866881-10-5                        Page 2 of 6

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Peter R. Kellogg

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)
                                                       (b)

3.   SEC USE ONLY


4.   SOURCE AND AMOUNT OF FUNDS



5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION


7.   SOLE VOTING POWER
     1,450,000

8.   SHARED VOTING POWER
     100,000

9.   SOLE DISPOSITIVE POWER
     1,450,000

10.  SHARED DISPOSITIVE POWER
     100,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     1,550,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES

Cusip No. 866881-10-5                        Page 3 of 6

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     8.888%

14.  TYPE OF REPORTING PERSON
     IN

Cusip No. 866881-10-5                        Page 4 of 6

                        SCHEDULE 13D
                      (Amendment No. 1)

     NOTE: All capitalized terms used in this Amendment No. 2 and not defined herein shall have the same meaning as in the previously filed statement of Peter R. Kellogg on
Schedule 13D, as amended. Except as expressly stated below, there have been no material changes in the information contained in such Schedule 13D, as amended.

Item 3. Source and Amount of Funds or Other Consideration

     The aggregate purchase price of the 100,000 shares of Common Stock recently purchased by Peter R. Kellogg was $247,000 and consisted of capital funds of Mr. Kellogg and margin account funds provided by Spear, Leeds & Kellogg.
The aggregate purchase price of the 100,000 shares of Common Stock recently purchased by IAT Reinsurance Syndicate Ltd. ("IAT") was $246,880 and consisted of capital funds of Mr. Kellogg and margin account funds provided by Spear, Leeds & Kellogg.

Item 4. Purpose of Transaction

     The Common Stock was acquired by Mr. Kellogg and IAT for investment purposes only.

      Neither Mr. Kellogg, the Peter R. Kellogg & Cynthia Kellogg Foundation (the "Foundation") nor IAT have plans or proposals which related to or which would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Cusip No. 866881-10-5                        Page 5 of 6

      Mr. Kellogg, the Foundation and IAT may determine to purchase additional shares of Common Stock at any time and from time to time, subject to market and general economic conditions, and any purchase or purchases may be effected directly or through one or more entities controlled or deemed to be controlled by Mr. Kellogg. Mr. Kellogg may also sell or otherwise dispose of shares of Common Stock owned directly or indirectly by him at any time or from time to time, although he has no present plans or proposals to do so. Any purchases or sales by Mr. Kellogg may be in the open market, in a privately negotiated transaction or otherwise.

Item 5. Interest in Securities of the Issuer

     (a) As of September 8, 1997, Mr. Kellogg may be deemed the beneficial owner of 1,550,000 shares of the Common Stock of Sun Television & Appliances, Inc. Of those shares, 1,080,000 were owned by Mr. Kellogg personally, 100,000 were owned by the Foundation and 370,000 were owned by IAT.

     (b) The following table sets forth information with respect to all purchases, sales or donations of the Common Stock by Mr. Kellogg, the Foundation and IAT for purposes of
Section 13(d) of the Securities Exchange Act of 1934 since
August 11, 1997.

                      Peter R. Kellogg

Date of             Number of      Type of        Price
Transaction         Shares         Transaction    Per Share
___________         _________      ___________    ________
09/04/97            20,000         OTC Buy        2.4688
09/04/97            80,000         OTC Buy        2.4688


Cusip No. 866881-10-5                        Page 6 of 6

               IAT Reinsurance Syndicate Ltd.


Date of             Number of      Type of        Price
Transaction         Shares         Transaction    Per Share

08/21/97            100,000        OTC Buy        2.4700


                          SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set fourth in this Statement is true, complete and correct.

Dated: September 8, 1997

                                   /s/Peter R. Kellogg

                                   Peter R. Kellogg

DC1DOCS1.57599